

SECI

17016917

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... 12.00 | |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 67941 |

3/2

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Automated Equity Finance Markets Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2017
DIVISION OF TRADING & MARKETS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

# AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2016

# AUTOMATED EQUITY FINANCE MARKETS, INC.

## TABLE OF CONTENTS



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
**Automated Equity Finance Markets, Inc.**

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Automated Equity Finance Markets, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 1, 2017

**AUTOMATED EQUITY FINANCE MARKETS, INC.**
**Statement of Financial Condition**
**As of December 31, 2016**

**ASSETS**

| | |
|---|---|
| Cash | $ 489,074 |
| Accounts receivable | 251,464 |
| Amounts due from affiliates | 35,582 |
| Total assets | $ 776,120 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Deferred revenue | $ 32,500 |
| Accounts payable and accrued expenses | 28,546 |
| Total liabilities | 61,046 |
| STOCKHOLDER'S EQUITY | |
| Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding | |
| Additional paid-in capital | 73,041,573 |
| Accumulated deficit | (72,326,499) |
| Total stockholder's equity | 715,074 |
| Total liabilities and stockholder's equity | $ 776,120 |

*The accompanying notes are an integral part of this statement.*

## 1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). During the year, the Company's former parent, PDQ, Inc. (the "Former Parent") entered into an Asset Purchase Agreement (the "APA") with EquiLend Clearing LLC whereby it exchanged substantially all of its assets, including the shares of its wholly-owned subsidiaries to EquiLend Clearing LLC (the "Parent") for cash. EquiLend Clearing LLC is a newly formed entity for purposes of this asset purchase and became the new parent of the Company. The Company is a registered Alternative Trading System and operates an automated marketplace for securities lending and borrowing ("ECS"), which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the marketplace include broker/dealers and prime brokers. The Company does not carry accounts on behalf of securities customers.

EquiLend Holdings LLC, the ultimate parent of the Company, has developed a global platform for the automation and negotiation of securities financing transactions. Wholly owned subsidiaries of EquiLend Holdings LLC include EquiLend LLC, EquiLend Europe Limited, EquiLend Canada Corp., DataLend LLC and EquiLend Clearing LLC.

The Company maintains an office in New York.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash

The Company has cash with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year the cash balance may have exceeded the FDIC limit.

### Revenue Recognition

ECS members pay an annual subscription fee to be able to transact on the system, which is recognized on a straight-line basis over a 12-month period. Unamortized subscription fee balances are recorded as deferred revenue. Transaction and user access fees are invoiced and recognized based on members' monthly activity on ECS.

### Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from subscriptions, transactions and user access fees. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

### Income Taxes

The Company files federal, state and local income tax returns. The Company determines its provision for income taxes based on its own federal, state and local income tax returns. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

**Use of Estimates**

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. DUE FROM OCC

The Company's receivable from OCC amounted to $56,067 at December 31, 2016 and was included in accounts receivable on the Statement of Financial Condition. The Company collected the full amount in January 2017.

## 4. CAPITAL CONTRIBUTIONS BY THE PARENT

During the year, the Former Parent and Parent made capital contributions of $100,000 and $500,000 respectively to the Company through cash contributions and $1,425,000 and $900,000 respectively through the forgiveness of payables to the Former Parent and Parent.

## 5. THE ASSET PURCHASE TRANSACTION

In July 2016 PDQ, Inc. entered into a transaction with EquiLend Clearing LLC in which PDQ, Inc. sold its assets, including its ownership of the Company and its other wholly owned subsidiaries, for cash.

## 6. SUBORDINATED BORROWINGS

Prior to the purchase by EquiLend Clearing LLC, the Company had entered into a subordinated borrowing from PDQ Enterprises (the "Agreement") under which the Company received $250,000.

## 7. LIQUIDITY

The Company's new Parent has agreed to provide the necessary funding to mitigate any expected cash deficits in order for the Company to meet its obligations. The funding by the Parent will continue until the Company receives sufficient cash proceeds to meet its ongoing operating costs.

## 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company's net capital was $280,693 which was

$275,693 in excess of its required level and the Company was in compliance with all other capital ratio requirements.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule as it does not hold customer funds or safekeep customer securities.

## 9. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement.

## 10. INCOME TAXES

Prior to the acquisition of the Company by the Parent, the Company was included in the consolidated federal, state and local returns of the Former Parent. After the acquisition, the Company will file standalone corporate income tax returns for federal state and local purposes.

The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2016, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended December 31, 2016 and any other open years. Generally, the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to September 30, 2013.

The Company had net operating loss carryforwards at December 31, 2016 of approximately $797,522 for federal, state and local income tax purposes which may be available to offset future taxable income, if any. The Company's deferred tax assets at December 31, 2016 is approximately $328,393, primarily related to the net operating loss carryforward for which the Company recorded a full valuation allowance as it is not more likely than not that the deferred tax asset will be realized. The net operating loss carryforward will begin to expire in 2036.

## 11. CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2016, two customers accounted for approximately 27% of the Company's total revenues. In addition, those two customers represented 6% of the accounts receivable at December 31, 2016.

## 12. RELATED PARTIES

Accounts receivable included $40,536 owed to the Company from members or affiliates of members of the ultimate parent.

Cash consists of $489,074 in multiple bank accounts with an affiliate of a member of the ultimate parent. As of December 31, 2016, the Parent owed the Company $31,783 and EquiLend LLC, an affiliate of the Company, owed the Company $3,799. These balances are included in the due from affiliates balance on the Statement of Financial Condition.

Deferred revenue included $6,250 from members or affiliates of members of the ultimate parent.

## 13. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date that the financial statement was issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.